SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2008 CORPORATE EVENTS CALENDAR

Company Name	Net Serviços de Comunicação S.A.
Central Office Address	Rua Verbo Divino. 1356
Internet Site	www.netservicos.com.br
Director of Investors Relations	Name: João Adalberto Elek Junior E-mail: ri@netservicos.com.br Phone: (011) 2111-2785 Fax: (011) 2111-2780
Publications (and locality) in which its corporate documents are published	Valor Econômico e Diário Oficial do Estado de São Paulo
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2007
EVENT	DATE
Accessible to Stockholders	01/31/2008
Publication	02/07/2008
Submission to BOVESPA	02/07/2008

Annual Financial Statement and Consolidated Financial Statement, when applicable, according the international standards as of 12/31/2007.
EVENT	DATE
Submission to BOVESPA	02/01/2008

Standardized Financial Statement (DFP), as of 12/31/2007
EVENT	DATE
Submission to BOVESPA	02/01/2008

Annual Financial Statement - IAN, as of 12/31/2007
EVENT	DATE
Submission to BOVESPA	04/30/2008

Quarterly Financial Statement – ITR
EVENT	DATE
Submission to BOVESPA
Referring to 1st quarter of 2008	04/23/2008
Referring to 2nd quarter of 2008	07/22/2008
Referring to 3rd quarter of 2008	10/21/2008

1

Quarterly Financial Statements in English or according to International Standards
EVENT	DATE
Submission to BOVESPA
• Referring to 1st quarter of 2008	04/23/2008
• Referring to 2nd quarter of 2008	07/22/2008
• Referring to 3rd quarter de 2008	10/21/2008

Ordinary Shareholders Meeting
EVENT	DATE
Publication of the Call Notice	03/13/2008
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	03/13/2008
Ordinary Shareholders Meeting	03/31/2008
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	03/31/2008

Scheduled Extraordinary Shareholders Meeting
EVENT	DATE
Publication of the Call Notice	03/13/2008
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	03/13/2008
Ordinary Shareholders Meeting	03/31/2008
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	03/31/2008

Public Meeting with Analysts
EVENT	DATE
APIMEC/SP Presentation	03/03/2008
APIMEC/RJ Presentation	03/04/2008

Shareholders’ Meeting’s
EVENT	DATE
Shareholders’ Meeting’s	01/31/2008
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	01/31/2008

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 07, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.